UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

The Meet Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58513U101

(CUSIP Number)

JEFFREY B. OSHER

Harvest Capital Strategies LLC

600 Montgomery Street, Suite 1700

San Francisco, California 94111

(415) 869-4433

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58513U101

1	NAME OF REPORTING PERSON

HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,323,102
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,323,102
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,323,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 58513U101

1	NAME OF REPORTING PERSON

JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,323,102
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,323,102
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,323,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 58513U101

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,082,662
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,082,662
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,082,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 58513U101

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,240,440
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,240,440
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,240,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 58513U101

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,240,440
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,240,440
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,240,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 58513U101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Harvest Small Cap Master and Harvest Small Cap were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 2,082,662 Shares beneficially owned by Harvest Small Cap Master is approximately $6,301,239, including brokerage commissions.  The aggregate purchase price of the 1,240,440 Shares beneficially owned by Harvest Small Cap is approximately $3,434,738, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 71,798,100 Shares outstanding, as of August 1, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2017.

A.	Harvest Capital
(a)	Harvest Capital, as the investment manager of each of Harvest Small Cap Master and Harvest Small Cap, may be deemed the beneficial owner of the (i) 2,082,662 Shares owned by Harvest Small Cap Master and (ii) 1,240,440 Shares owned by Harvest Small Cap.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 3,323,102
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,323,102
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Capital has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Harvest Small Cap Master and Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
B.	Mr. Osher
(a)	Mr. Osher, as the portfolio manager of each of Harvest Small Cap Master and Harvest Small Cap and as a managing director of Harvest Capital, may be deemed the beneficial owner of the (i) 2,082,662 Shares owned by Harvest Small Cap Master and (ii) 1,240,440 Shares owned by Harvest Small Cap.

Percentage: Approximately 4.6%

7

CUSIP NO. 58513U101

(b)	1. Sole power to vote or direct vote: 3,323,102
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,323,102
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Osher has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Harvest Small Cap Master and Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
C.	Harvest Small Cap Master
(a)	As of the close of business on September 14, 2017, Harvest Small Cap Master beneficially owned 2,082,662 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 2,082,662
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,082,662
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap Master during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
D.	Harvest Small Cap
(a)	As of the close of business on September 14, 2017, Harvest Small Cap beneficially owned 1,240,440 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 1,240,440
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,240,440
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
8

CUSIP NO. 58513U101

E.	Harvest Small Cap GP
(a)	Harvest Small Cap GP, as the general partner of Harvest Small Cap, may be deemed the beneficial owner of the 1,240,440 Shares owned by Harvest Small Cap.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 1,240,440
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,240,440
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Small Cap GP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        As of September 13, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

9

CUSIP NO. 58513U101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2017

Harvest Small Cap Partners Master, Ltd.

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners, LP

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners GP, LLC

By:	Harvest Capital Strategies LLC Investment Manager of the Limited Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Capital Strategies LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

/s/ Jeffrey B. Osher
jEFFREY B. OSHER

10

CUSIP NO. 58513U101

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Harvest SMALL CAP PARTNERS MASTER, LTD.

(118,938)	4.4093	08/04/2017
(138,273)	4.4092	08/04/2017
(9,769)	4.3045	08/07/2017
(15,633)	4.3130	08/07/2017
(6,003)	4.3000	08/07/2017
(25,096)	4.0000	08/08/2017
(37,488)	3.9991	08/08/2017
(30,979)	3.9440	09/13/2017
(10,223)	3.9940	09/13/2017
(262,576)	4.0076	09/13/2017
(25,072)	3.9469	09/14/2017
(470)	3.9900	09/14/2017

HARVEST SMALL CAP PARTNERS, LP

(75,565)	4.4093	08/04/2017
(87,849)	4.4092	08/04/2017
(5,854)	4.3045	08/07/2017
(9,367)	4.3130	08/07/2017
(3,597)	4.3000	08/07/2017
(15,004)	4.0000	08/08/2017
(22,412)	3.9991	08/08/2017
(19,021)	3.9440	09/13/2017
(6,277)	3.9940	09/13/2017
(161,224)	4.0076	09/13/2017
(14,928)	3.9469	09/14/2017
(280)	3.9900	09/14/2017